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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(a)

InfoNow Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

456664309
(CUSIP Number)

Donald Kark
c/o InfoNow Corporation
1875 Lawrence Street, Suite 1100
Denver, CO 80202
(303) 293-0212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2005
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. 456664309	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald Kark

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 534,115 shares
Beneficially
Owned by Each		8.	Shared Voting Power 0 shares
Reporting
Person With		9.	Sole Dispositive Power 534,115 shares

		10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 534,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 456664309	13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

        The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of InfoNow Corporation ("InfoNow"). The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to employee stock options that entitle the holder thereof to purchase Common Stock of InfoNow. The address of the principal executive offices of InfoNow is 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

Item 2. Identity and Background.

  (a)
  This Schedule 13D is being filed by Donald Kark (the "Reporting Person").

  (b)
  The business address of the Reporting Person is the following:

      InfoNow Corporation
      1875 Lawrence Street, Suite 1100
      Denver, CO 80202

  (c)
  The Reporting Person is the Executive Vice President and Chief Technology Officer of InfoNow, located at 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202. The principal business of InfoNow is the provision of computer software and managed services.

  (d)
  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person has acquired beneficial ownership of 534,115 shares of Common Stock as follows:

        (a)   14,000 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $9,800;

CUSIP No. 456664309	13D	Page 4 of 11 Pages

        (b)   an option to acquire 75,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and the Reporting Person under the InfoNow 1990 Stock Option Plan, amended and restated as of January 23, 1998 (the "1990 Plan"), which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (c)   an option to acquire 76,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and the Reporting Person under the 1990 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (d)   an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and the Reporting Person under the 1990 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (e)   an option to acquire 50,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan, as restated and subsequently amended (the "1999 Plan"), which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (f)    an option to acquire 10,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (g)   an option to acquire 65,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and the Reporting Person under the 1999 Plan, and the Reporting Person exercised a portion of such option to acquire 5,000 shares on January 16, 2004, which shares were disposed of by the Reporting Person on that same date; the remainder of the option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

CUSIP No. 456664309	13D	Page 5 of 11 Pages

        (h)   an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (i)    an option to acquire 150,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

        (j)    an option to acquire 9,115 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D; and

        (k)   an option to acquire 50,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Schedule 13D.

Item 4. Purpose of Transaction.

        The Reporting Person acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes.

        Other than as described in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any event described in (a)—(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

  (a)
  The Reporting Person beneficially owns 534,115 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 14,000 shares represent the number of shares that the Reporting Person currently holds and 520,115 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options. Based on the number of shares of Common Stock issued and outstanding as reported in the most recently available periodic report filed with the Commission by InfoNow, the beneficial ownership of the Reporting Person equals approximately 5.1% of the outstanding Common Stock of InfoNow.

  (b)
  The Reporting Person has sole power to vote and dispose of all of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in Item 5(a).

  (c)
  Not applicable.

CUSIP No. 456664309	13D	Page 6 of 11 Pages
  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and the Reporting Person, the Reporting Person acquired 14,000 shares of Common Stock for the aggregate purchase price of $9,800.

        Pursuant to the Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 75,000 shares of Common Stock under the 1990 Plan.

        Pursuant to the Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 76,000 shares of Common Stock under the 1990 Plan.

        Pursuant to the Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 20,000 shares of Common Stock under the 1990 Plan.

        Pursuant to the Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 10,000 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 65,000 shares of Common Stock under the 1999 Plan and the Reporting Person exercised a portion of such option to acquire 5,000 shares of Common Stock on January 16, 2004, which shares of Common Stock were disposed of by the Reporting Person on that same date.

        Pursuant to the Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 20,000 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 150,000 shares of Common Stock under the 1999 Plan.

CUSIP No. 456664309	13D	Page 7 of 11 Pages

        Pursuant to the Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 9,115 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 100,000 shares of Common Stock under the 1999 Plan.

        Pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Donald Kark
Exhibit 99.2	Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and Donald Kark
Exhibit 99.3	Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and Donald Kark
Exhibit 99.4	Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and Donald Kark
Exhibit 99.5	Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and Donald Kark
Exhibit 99.6	Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and Donald Kark
Exhibit 99.7	Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and Donald Kark
Exhibit 99.8	Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and Donald Kark
Exhibit 99.9	Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and Donald Kark

CUSIP No. 456664309	13D	Page 8 of 11 Pages
Exhibit 99.10	Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and Donald Kark
Exhibit 99.11	Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and Donald Kark
Exhibit 99.12	Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark
Exhibit 99.13	Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark
Exhibit 99.14	InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)
Exhibit 99.15	InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

(1)
Incorporated by reference to InfoNow's quarterly report filed on Form 10-QSB with the Securities and Exchange Commission on August 14, 2003.

(2)
Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

CUSIP No. 456664309	13D	Page 9 of 11 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005

/s/ DONALD KARK Name: Donald Kark

CUSIP No. 456664309	13D	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 99.1	Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Donald Kark
Exhibit 99.2	Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and Donald Kark
Exhibit 99.3	Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and Donald Kark
Exhibit 99.4	Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and Donald Kark
Exhibit 99.5	Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and Donald Kark
Exhibit 99.6	Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and Donald Kark
Exhibit 99.7	Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and Donald Kark
Exhibit 99.8	Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and Donald Kark
Exhibit 99.9	Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and Donald Kark
Exhibit 99.10	Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and Donald Kark
Exhibit 99.11	Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and Donald Kark
Exhibit 99.12	Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark
Exhibit 99.13	Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark
Exhibit 99.14	InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

CUSIP No. 456664309	13D	Page 11 of 11 Pages
Exhibit 99.15	InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

(1)
Incorporated by reference to InfoNow's quarterly report filed on Form 10-QSB with the Securities and Exchange Commission on August 14, 2003.

(2)
Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX